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                              September 27, 2022

       Jason Clemens
       Chief Financial Officer
       AdaptHealth Corp.
       220 West Germantown Pike, Suite 250
       Plymouth Meeting, PA 19462

                                                        Re: AdaptHealth Corp.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed March 1, 2022
                                                            Form 10-Q for the
Quarterly Period Ended June 30, 2022
                                                            Filed August 9,
2022
                                                            File No. 001-38399

       Dear Mr. Clemens:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-Q for the quarterly period ended June 30, 2022

       Item 2. Management's Discussion and Analysis of Financial Condition and Results of
       Operations, page 43

   1. In various sections of your filings as well as earnings releases, you identify inflation as a significant risk you
are experiencing, and indicate that there are various sources for the inflation you are
experiencing. Please revise your future filings to discuss and quantify, where possible, the
extent to which your revenues, expenses, profits, and capital resources have been impacted by
inflation. Identify the drivers of inflation that most affected your options, and discuss
your mitigation efforts. Provide us with your proposed disclosures in your response.
   2. Your earnings releases and supplements routinely appear to disclose non-acquired growth
 Jason Clemens
AdaptHealth Corp.
September 27, 2022
Page 2
         but a similar discussion is not provided in your periodic reports. Please revise your future filings to provide a discussion of any known trends or uncertainties related to non-
         acquired growth and growth from acquisitions that you reasonably expect will have a material impact on future operating results.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Christine Torney at 202-551-3652 or Vanessa Robertson at 202-551-
3649 with any questions.



FirstName LastNameJason Clemens                                Sincerely,
Comapany NameAdaptHealth Corp.
                                                               Division of
Corporation Finance
September 27, 2022 Page 2                                      Office of Life
Sciences
FirstName LastName